Exhibit (a)(5)(F)

NEWS RELEASE

Blue Ridge Successfully Completes Odd Lot Tender Offer and intends to Deregister Its Common Stock

BLAKESLEE, Pennsylvania, February 13, 2014 -- Blue Ridge Real Estate Company (OTCQB: BRRE) today announced the final results of its odd lot tender offer (the “Offer”) which expired at 5:00 P.M., New York City Time, on February 7, 2014.  In the Offer, Blue Ridge offered to purchase for cash all of its common shares held by holders of 99 or fewer shares of Blue Ridge as of November 21, 2013 at a purchase price of $11 per share.  In addition to the $11 per share purchase price, Blue Ridge offered each tendering holder a $100 bonus upon completion of the Offer for properly executed tenders of all shares beneficially owned by such holder which were received and not withdrawn prior to the expiration time of the Offer.

In accordance with the terms and conditions of the Offer, Blue Ridge has accepted for purchase a total of 4,146 common shares of Blue Ridge tendered by 137 holders pursuant to the Offer, for a total cost of $59,306 excluding fees and expenses related to the Offer. As a result, the number of shareholders of record of the Company’s common stock has been reduced to fewer than 300 and the Company intends to deregister the Company’s common shares with the SEC.

IST Shareholder Services, the depositary for the Offer, will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the Offer.

About Blue Ridge

Blue Ridge is engaged in real estate development and land sales.  Over the past 30 years, Blue Ridge has developed resort residential communities adjacent to the Jack Frost Mountain and Big Boulder Ski Areas located in Lake Harmony, Kidder Township, Pennsylvania.  These communities are located in the Pocono Mountains of Pennsylvania.  Blue Ridge also developed the Jack Frost National Golf Course.  For additional information on Blue Ridge, please visit the Company’s website at www.brreco.com.

Important Additional Information for Shareholders

This communication is for informational purposes only and is not an offer to purchase Blue Ridge’s common shares and this communication does not constitute an offer to buy or exchange securities for any purpose.  Statements included in this press release which are not historical facts are forward looking statements made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involved a number of risks and uncertainties.

This press release may contain certain statements of a forward-looking nature.  The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws.  Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them.  The Company has no obligation to update such forward-looking statements.  Actual results may vary significantly from these forward-looking statements.

Contact:

Bruce Beaty

President and Chief Executive Officer

(570) 443-8433